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WASHINGTON, D.C.

February 25, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed (i) a press release dated January 15, 2004 announcing that the Company is exempt from publishing a report for the fourth quarter of 2003; (ii) a press release dated January 16, 2004 announcing that the Company has acquired an interest in Carinod 2, a holding company; and (iii) a press release dated January 30, 2004 announcing that the Banca d'Italia has authorized Carige Asset Management to provide savings management services.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

dlw 3/8

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

PRESS RELEASE File No. 82-4758

Promotion and Press Office
Tel. 010 579 2697 / 579 2256
Fax 010 579 4927 / 579 2731

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE - QUARTERLY REPORT as of 12/31/2003

Pursuant to Art. 82, Par. 2 of the CONSOB Regulations No. 11971/99, the Company will avail itself of the right to be exempt from publishing the quarterly report for the fourth quarter of the fiscal year, making available to the public the draft balance-sheet for the fiscal year and the consolidated balance sheet of CARIGE Bank Group, approved by the Board of Directors, within 90 days from the close of the fiscal year.

Genoa. January 15, 2004

PRESS RELEASE File No. 82-4758

Promotion and Press Office
Tel. 010 579 2697 / 579 2256
Fax 010 579 4927 / 579 2731

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

Carige carries through the purchase of Cassa di Risparmio di Carrara

The growth process of Carige Bank Group continues with the purchase of 41.05% of Carinord 2, a holding company which owns 90% of Cassa di Risparmio di Carrara and 68.093% of Cassa di Risparmio di Spezia.
Through subsequent splits or break-up of Carinord 2, Carige will obtain direct control of 90% of Cassa di Risparmio di Carrara (10% will remain with the Cr Carrara Foundation).
The final agreement to purchase Carinord 2 - based on the contract entered into on July 16, 2003 which was recently approved by Banca d'Italia - was signed in Milan at Banca Intesa on today's date. The deal entails a net total investment by Carige of approximately 171 million Euros.

The main asset and organization data on Cassa di Risparmio di Carrara are as follows:
-Operating network: **32** branches mostly located in northern Tuscany (24 in the province of Carrara, 6 in the province of Lucca and 2 in the province of La Spezia)
-Direct collection: **731 million Euros**
-Indirect collection: **623 million Euros**
-Investments: **700 million Euros**
- Employees: **370**
(data from the 2002 balance-sheet)

Calige agrees to expand the network and promote the Cr Carrara brand name in the reference area and other Tuscan provinces -say Mr. Giovanni Berneschi, Carige Chairman, and Mr. Alfredo Sanguinetto, President - while protecting the local identities and autonomy. At the same time, Carige Bank Group will consolidate its presence in central Italy, a strategic area for growing in the Tyrrhenian ridge.

Carige is the leader of Carige Bank Group, a banking, financial, previdential and insurance conglomerate, consisting of Carige, Cassa di Risparmio of Savona, Banca del Monte di Lucca, Carige Assicurazioni and Carige Vita Nuova. Through the control of the Cassa di Risparmio di Carrara, the group will serve over 1 million and 700 thousand customers throughout the national territory, with more than 480 teller stations and 400 insurance agencies.

Genoa. January 16, 2004.

PRESS RELEASE File No. 82-4758

Promotion and Press Office
Tel. 010 579 2697 / 579 2256
Fax 010 579 4927 / 579 2731

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA D'ITALIA AUTHORIZES CARIGE ASSET MANAGEMENT SGR[1]

Banca d'Italia has authorized Carige Asset Management Sgr to provide savings management services, pursuant to Art. 33 of the Legislative Decree No. 50 of February 24, 1998. The authorization was signed on last January 10th, date in which Carige Sgr was listed in the register of the Savings Management Companies at No. 175.
The company, established on last July 7th, has share capital of 5.2 million Euros and two shareholders: Banca Carige, with 99.5% of the capital, and Carige Vita Nuova, with 0.5% of the capital.
Mr. Alessandro Scajola is the Chairman, Mr. Giovanni Berneschi the Vice-Chairman. The Directors are: Mr. Giorgio Binda, Mr. Jean Marie Paintendre, Mr. Vincenzo Roppo, Mr. Alfredo Sanguinetto.
The Board of Auditors consists of: Mr. Andrea Traverso (Chairman), Mr. Fulvio Rosina and Mr. Antonio Semeria, Regular Auditors; Mr. Adriano Lunardi and Massimo Scotton, Alternate Auditors.
Carige Sgr, a company which is part of Carige Bank Group, manages its customers' savings and the portfolio of the Group which includes Carige, Cassa di Risparmio di Savona, Cassa di Risparmio di Carrara, Banca del Monte di Lucca, Carige Vita Nuova and Carige Assicurazioni. Since it is engaged in savings collective management, it creates and manages mutual funds and Sicav. Therefore, it will deal with individual management of investment portfolios, management of real estate funds, institutional and pension fund management.
These services will be offered through the Carige Group network.

Genoa. January 30, 2004.

[1] SGR=Savings Management Company